1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

February 23, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Karen Rossotto

Re:	Principal Real Estate Income Fund (the “Fund”) (File Number 811-22742) – Preliminary Proxy Statement Filing

Dear Ms. Rossotto:

This letter responds to comments you conveyed via telephone on February 16, 2024 and February 21, 2024, to Kimberley Church in connection with the Securities and Exchange Commission staff’s (the “Staff”) review of the preliminary proxy statement and related materials on Schedule 14A (the “Proxy Statement”) that were filed by the Fund on February 8, 2024. Capitalized terms not defined herein have the definitions provided to them in the Proxy Statement.

Comments Provided on February 16, 2024

Comment 1: In the shareholder letter, please clarify what a “shareholder of record” is.

Response: The Fund has revised the disclosure as follows (new text underlined; deleted text struck through):

Shareholders ~~of record~~that own shares of the Fund at the close of business on February 7, 2024 are entitled to a notice of and to vote at the Meeting and any adjournments thereof.

Comment 2: In the shareholder letter, please explain how shareholders can vote via the internet or by telephone, or provide a cross reference to this information elsewhere in the proxy statement.

Response: The Fund has revised the referenced disclosure to include the internet address and telephone number. These changes are described below in response to Comment 3.

Comment 3: Please supplementally confirm whether the Fund plans to revise the Proxy Statement disclosure with respect to the contested election. If so, the Staff would like to review those revisions in advance.

Response: The Fund confirms that the Proxy Statement has been revised to include additional disclosure with respect to the contested election. The Fund has revised the shareholder letter as follows (new text underlined; deleted text struck through):

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE FUND. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ASK THAT YOU PLEASE EITHER VOTE VIA THE INTERNET AT WWW.PROXY-DIRECT.COM, BY ~~TELEPHONE~~CALLING 1-800-337-3503 OR COMPLETE AND SIGN THE ENCLOSED WHITE PROXY CARD TO VOTE FOR YOUR FUND’S NOMINEES AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. WE ASK THAT YOU NOT VOTE THE GOLD PROXY CARD SUBMITTED BY SABA CAPITAL MANAGEMENT, L.P. FOR ITS NOMINEES FOR THE BOARD.

In addition, the following section was added to the Proxy Statement:

Background of Solicitation

The Fund has nominated two Trustees for re-election at the Meeting. Saba Capital Management, L.P. (“Saba”) also nominated two individuals for election at the Meeting. The Board supported the Fund’s nominees and opposed the Saba nominees because the Fund’s nominees have significant experience managing real estate investment funds, including over 17 years’ combined experience serving as Trustees of the Fund.

In October 2023, the independent Trustees of the Board reviewed and considered the Saba nominations. The independent Trustees additionally met with Saba on February 22, 2024 to give Saba the opportunity to discuss their proposed nominees, including their views on the Fund. After careful and thorough consideration, the independent Trustees recommended that the Board recommend that shareholders re-elect Rick A. Pederson and Jeremy Held. The independent Trustees also noted the extensive experience and knowledge of Rick A. Pederson and Jeremy Held and considered that the Board is carefully constructed to ensure the right mix of skills to achieve independent and well-rounded oversight of the Fund’s strategy, and that replacing one or both of the existing Trustees will jeopardize the balance of skills that the overall Board possesses and will likely undermine the performance of the Board and the Fund’s management. The independent Trustees also considered that Saba’s nominees are likely to propose a liquidity event based on prior actions, and that given the current market cycle, any liquidity events will significantly impact the Fund and its ongoing viability.

On February 12, 2024, Saba provided supplemental information related to its nomination. On February 13, 2024, the Fund acknowledged that it received the supplemental information timely pursuant to the Fund’s bylaws.

On October 19, 2023, Bulldog Investors, LLP (“Bulldog”) notified the Fund of its intent to nominate one individual for election at the Meeting; however, on February 14, 2024, Bulldog indicated that it is unlikely they will proceed with a proxy solicitation in light of the preliminary proxy filing by Saba. In addition, on October 19, 2023, Oxford Lane Securities LLC (“OLS”) notified the Fund of its intent to (1) nominate one individual for election as a Trustee of the Trust and (2) present one additional proposal at the Meeting; however, no such nomination or proposal has been submitted for shareholder approval.

In addition, the paragraph under the section captioned “Participants” was revised as follows (new text underlined; deleted text struck through):

~~[~~Because ~~the Activists have~~Saba has filed a proxy ~~statements~~statement in support of ~~their~~its nominees and, thus, ~~have~~has commenced a proxy contest, the SEC requires the Fund to provide shareholders with certain additional information relating to “participants” as defined in the SEC’s proxy rules. Pursuant to those rules, the Fund’s Trustees and executive officers are “participants.” For information about the Fund’s Trustees and executive officers, please refer to Proposal 1 of this Proxy Statement. Certain regular employees and officers of the Fund’s investment adviser, sub-adviser, administrator, or any of their affiliates may become “participants” if any such persons solicit proxies. The address of the participants is the address of the Fund’s principal executive offices. Except as otherwise disclosed in this Proxy Statement, none of the participants has a substantial interest in this solicitation, and none of the participants listed herein have purchased or sold or otherwise acquired or disposed of any shares of the Fund in the last two years. Information with respect to the participants’ beneficial ownership of shares of the Fund is as of February 7, 2024.~~]~~

Comment 4: Please add disclosure explaining what is meant by the following sentence: “Unless authority is withheld, it is the intention of the persons named in the proxy to vote the proxy ‘FOR’ the election of the nominees named above.”

Response: The Fund has deleted the referenced sentence and replaced it with the following:

In the election of trustees, votes may be cast “for” the nominee or withheld. Executed proxy cards marked as “withhold” votes will be treated as shares that are present for purposes of determining whether a quorum is present at the Meeting for acting on the Proposal but which have not been voted for or against the Proposal. Accordingly, “withhold” votes will have no effect on the Proposal.

Comment 5: Under the heading “Information About Each Trustee’s Professional Experience and Qualifications,” please re-order the information to discuss the Trustees standing for election first, and separately identify those standing from election from those that are not.

Response: The Fund has revised the disclosure accordingly.

Comment 6: Please explain what the term “plurality” means.

Response: The Fund has revised the disclosure as follows (new text underlined; deleted text struck through):

~~The~~To be elected as a Trustee under Proposal 1, a nominee must receive the affirmative vote of a plurality of votes cast for the nominees by the holders entitled to vote for the particular nominee ~~is necessary for the election of the nominees~~, meaning the two individuals who receive the most “For” votes will be elected.

Comment 7: Please display the following disclosure more prominently: “Because the Fund anticipates that the election of Trustees will be contested, the Fund expects that broker-dealer firms holding shares of the Fund in “street name” for their customers will not be permitted by NYSE rules to vote on the election of Trustees on behalf of their customers and beneficial owners, in the absence of voting instructions from such customers and beneficial owners.”

Response: The Fund has placed the referenced disclosure in bold font. In addition, the Fund has added the following disclosure immediately above the section captioned “Eligibility to Vote”:

The Fund expects that broker-dealer firms holding shares of the Fund in “street name” for their customers will not be permitted by NYSE rules to vote on the election of Trustees on behalf of their customers and beneficial owners, in the absence of voting instructions from such customers and beneficial owners.

Comment 8: Please supplementally confirm whether the Fund has engaged a distributor or principal underwriter. If so, please add the disclosure required by Item 22(a)(3)(i) of Schedule 14A.

Response: The Fund supplementally confirms that it does not currently have a principal underwriter. However, the Fund has entered into a distribution assistance agreement with ALPS Portfolio Solutions Distributor, Inc. (“APSD”), pursuant to which APSD provides assistance to the Fund and its investment adviser with respect to distribution of the Fund’s Common Shares. The Fund will add disclosure to the Proxy Statement regarding APSD’s name and address in accordance with Item 22(a)(3)(i).

Comment 9: Under the heading “Participants,” the Staff notes that the term “Activists” has not been defined. Please explain who or what the “Activists” are and provide additional context.

Response: The Fund acknowledges the Staff’s comment and refers to the changes described above in response to Comment 3.

Comment 10: The Staff notes that the form of proxy card provides the options of voting “For” or “Withhold.” Please explain in the Proxy Statement the effects of withholding.

Response: The Fund acknowledges the Staff’s comment and refers to the changes described above in response to Comment 4.

Comments Provided on February 21, 2024

Comment 1: The Staff notes that the disclosure included above in response to Comment 3 provided on February 16, 2024 references the gold proxy card submitted by Saba Capital Management, L.P. (“Saba”). Please disclose that shareholders may revoke their proxy, even the gold proxy card.

Response: The Fund has revised the shareholder letter by adding the following:

YOU MAY REVOKE ANY PROXY YOU HAVE SUBMITTED, AND ONLY YOUR LATEST DATED PROXY CARD WILL COUNT. IF YOU HAVE ALREADY RETURNED SABA’S GOLD PROXY CARD, YOU CAN STILL SUPPORT YOUR BOARD AND THE FUND BY RETURNING THE ENCLOSED WHITE PROXY CARD.

Comment 2: The Staff notes that the disclosure included above in response to Comment 3 provided on February 16, 2024 states that the Fund’s nominees have “over 17 years’ combined experience serving as Trustees of the Fund.” This disclosure implies that the nominees will be elected collectively, rather than individually. Please consider revising.

Response: The Fund has revised the disclosure as follows (new text underlined; deleted text struck through):

The Fund has nominated two Trustees for re-election at the Meeting: Rick A. Pederson and Jeremy Held. Saba Capital Management, L.P. (“Saba”) also nominated two individuals for election at the Meeting. The Board supported the Fund’s nominees and opposed the Saba nominees because each of the Fund’s nominees ~~have~~has significant experience managing real estate investment funds~~, including over 17 years’ combined experience serving as Trustees of the Fund~~. Mr. Pederson has served as a Trustee of the Fund since its inception in April 2013, has been a long-time manager of private equity and real estate investment funds, and has served on the boards of several private companies and not-for-profit entities. Mr. Held has served as a Trustee of the Fund since December 2017, currently is responsible for helping guide the strategic direction of an investment firm’s registered asset management business, and previously served as the Chief Investment Officer at ALPS Advisors, Inc.

Comment 3: The Staff notes that the disclosure included above in response to Comment 3 provided on February 16, 2024 states that the Trustees “considered that Saba’s nominees are likely to propose a liquidity event based on prior actions, and that given the current market cycle, any liquidity events will significantly impact the Fund and its ongoing viability.” Please rephrase this disclosure in terms of the Trustees’ belief that Saba’s nominees are likely to propose a liquidity event. Please also briefly explain how a liquidity event will significantly impact the Fund and its ongoing viability.

Response: The Fund has revised the disclosure as follows (new text underlined; deleted text struck through):

The independent Trustees also considered their belief that Saba’s nominees are likely to propose a liquidity event based on prior actions, and that given the current market cycle, the independent Trustees believe that any liquidity events ~~will~~would significantly impact the Fund and its ongoing viability by leaving a smaller, less flexible Fund and would likely reduce the Fund’s returns to the detriment of long-term shareholders.

* * * * *

If you would like to discuss these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai